Exhibit 99.1

Yingli Green Energy Announces Joint Venture with Datong Coal Mine Group

BAODING, China, January 2, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar”, today announced that its wholly-owned subsidiary, Yingli Energy (China) Company Limited (“Yingli China”), has entered an agreement (“Agreement”) to establish a joint venture (“Joint Venture”) with Shuozhou Coal Power Co., Ltd.(“Shuozhou Coal Power”), a wholly-owned subsidiary of Datong Coal Mine Group Co., Ltd. (“Datong Coal Mine Group”), which is China’s third largest state-owned coal mining enterprise. The Joint Venture will develop and construct solar power plants in Shuozhou city, Shanxi province.

The Joint Venture is a sign of Yingli China and Datong Coal Mine Group’s strong partnership. Previously, the two companies cooperated on a 20 MW utility-scale project located in Shanxi Province’s Tashan circular economic park, in which Yingli China served as both module supplier and EPC.

“We are very pleased to deepen our strategic partnership with Yingli Green Energy, a worldwide PV industry leader. Our Joint Venture echoes the national target for the building of a beautiful China and will help to meet our national targets for clean electricity generation. Additionally, the Joint Venture is in line with the strategy of Datong Coal Mine Group’s sustainable development.” commented Mr. Chengsheng Li, the Chairman of the Joint Venture and Shuozhou Coal Power.

“We are delighted to enhance the cooperation with Datong Coal Mine Group through our new Joint Venture.” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “This partnership provides Yingli Solar with a strategic avenue to expand our domestic downstream business. By leveraging advantages of both companies, we will be able to accelerate the project development and bring significant benefits to all parties involved.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments.

Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 7,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

About Datong Coal Mine Group

Datong Coal Mine Group Co., Ltd., (Datong Coal Mine Group) is China’s third largest state-owned coal mining enterprises, only behind Shenhua Group Corporation Limited and China Coal. Datong Coal Mine Group is located in the southwest part of Datong City, and its coal mines mainly scattered in Shanxi Province and Inner Mongolia Autonomous Region. Now it takes coal production as its mainstay and features the simultaneous development of a variety of industries such as power, coal chemical, metallurgy and coal machinery manufacturing and construction, etc. The predecessor of the company is Datong Coal Mining Administration, which was established in 1949 and restructured as the Datong Coal Mine Group, Co., Ltd. in 2000.  For more information please visit www.dtcoalmine.com .

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:

Helena Kimball

Head of Marketing

Yingli Green Energy Americas Inc.

Tel: +1-603-591-5812

Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel

Public Affairs & Public Relations Director

Yingli Green Energy International AG

Tel: +41 (0) 44 567 6143

Email: rebecca.jarschel@yinglisolar.ch